UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grève
L-1643, Luxembourg

Grand Duchy of Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

Corporación América Airports S.A. (the “Company”) held its annual general meeting of shareholders (the “Meeting”) on Wednesday, May 20, 2020, at 2:00 p.m. (Luxembourg time). The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

Results of the Meeting

1.             Presentation of the annual accounts of the Company for the financial year ended December 31, 2019 (the 2019 Financial Year), of the consolidated financial statements for the 2019 Financial Year as well as the management report and independent auditor’s report for the 2019 Financial Year.

The Meeting acknowledged the presentation of the International Accounting Standards Board (“IASB”) and the European Union International Financing Reporting Standards (“EU IFRS”) consolidated financial statements of the Company for the 2019 Financial Year and the Company’s annual accounts for the 2019 Financial Year (together, the “Financial Statements”), the management report and the report of the Company’s independent auditor for the 2019 Financial Year.

The proposals listed below were approved at the Meeting by the affirmative vote of a simple majority of the voting rights present or duly represented at the Meeting:

2.             Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The Meeting resolved to approve the Financial Statements and the management report and to acknowledge the report of the Company’s independent auditor.

3.             Allocation of results for the 2019 Financial Year.

The Meeting acknowledged that the Company has made a loss with respect to the 2019 Financial Year, in an aggregate amount of USD 6,266,268.12, and resolved to carry forward the loss to the next financial year.

4.             Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2019 Financial Year.

The Meeting resolved to grant discharge (quitus) to each of the present and past members of the board of directors of the Company (the “Board”) for the performance of their duties for, and in connection with, the 2019 Financial Year.

5.             Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the Board.

The Meeting resolved to approve, authorise and, to the extent necessary, ratify the decision taken by (a) the executive committee of the Company, in light of the conflicts of interests of the Board members to resolve on such matter, to (i) increase the remuneration of Daniel Marx, Máximo Luis Bomchil, Roderick McGeoch, David Arendt and Carlo Alberto Montagna, for their mandates as directors of the Company, to EUR 50,000 (fifty thousand euro) each per year, and (ii) remunerate Martín Francisco Antranik Eurnekian, for his mandate as director of the Company, in the amount of EUR 50,000 (fifty thousand euro) per year and (b) the senior management of the Company to increase the remuneration of Valérie Pechon, for her mandate as director of the Company, to EUR 75,000 (seventy-five thousand euro) per year, effective as of September 1, 2019.

The Meeting acknowledged that, in light of the outbreak of the Covid-19 pandemic, each member of the Board resolved at the occasion of a meeting of the Board held on 19 May 2020 to, inter alia, waive 25% of his/her annual remuneration for his/her mandate as a director of the Company for the financial year starting on January 1, 2020 and ending on December 31, 2020 in order to express their support to the shareholders and employees of the Company.

6.            Approval, authorization and, to the extent necessary, ratification of the directors’ compensation policy setting out the compensation system for the current and future directors of the Company (the Director’s Compensation Policy).

The Meeting resolved to approve, authorise and, to the extent necessary, ratify the Director’s Compensation Policy for the period starting on the date of this Meeting until the earliest of (i) the Company's shareholders annual general meeting to be held in 2023 which will resolve on the annual accounts of the Company for the financial year ending on December 31, 2022, or (ii) the third anniversary as from the date of this Meeting.

7.             Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2020.

The Meeting resolved to appoint PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2020, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer

Date: May 20, 2020